UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Quarterly Report”) by August 9, 2024, the required filing date, with the delay primarily due to delays experienced in finalizing the valuations of certain of the Company’s loans and investments for the quarter ended June 30, 2024. The Company is working diligently to file the Quarterly Report as promptly as practical.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Phillip J. Ahn	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended June 30, 2024 are summarized as follows:

Net loss available to common shareholders is expected to be in the range of $435 million to $475 million during the three months ended June 30, 2024 or $14 to $15 per diluted common share compared to net income available to common shareholders of $44 million or $1.55 per diluted common share for the three months ended June 30, 2023.

Net loss during the three months ended June 30, 2024 is due in part to non-cash items including a significant decrease of approximately $330 million to $370 million in the valuation of our investment in Freedom VCM, the indirect parent entity for Franchise Group (“FRG”), and our loan to Vintage Capital Management, LLC, an expected impairment charge of approximately $28 million primarily related to the goodwill of Targus, and a charge of approximately $25 million related to a valuation allowance for deferred income taxes. The Company is in the process of completing the valuation of these items which could impact these estimates.

Cash and cash equivalents is expected to be approximately $237 million at June 30, 2024, an increase of $46 million from $191 million at March 31, 2024.

Total loans receivable and securities and other investments is expected to be approximately $853 million to $893 million at June 30, 2024, a decrease of $509 million to $549 million from $1.40 billion at March 31, 2024. The decrease in the three months ended June 30, 2024 includes an expected decrease of approximately $330 million to $370 million related to valuation of our investment in Freedom VCM, the indirect parent entity for Franchise Group (“FRG”), and our loan to Vintage Capital Management, LLC.

Total debt is expected to be approximately $2.16 billion at June 30, 2024, a decrease of $27 million from $2.19 billion at March 31, 2024.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2024	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer

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